U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 10-SB/A-1

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

________________________

ACTION FASHIONS, LTD.
(Name of small business issuer in its charter)

Colorado (State or jurisdiction of incorporation or organization)		20-4092640 (I.R.S. Employer Identification No.)

PO Box 235472 Encinitas, CA 92024 (Address of Principle Executive Offices)		92024 (Zip Code)

(858) 229-8116 (Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of exchange on which each class is to be registered

None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, no par value (Title of Class)

TABLE OF CONTENTS
Item 1. Description of Business……………………………………………………….	3
Item 2. Management’s Discussion and Analysis or Plan of operation………………...................................................................................................	10
Item 3. Description of Property………………………………………………………	12
Item 4. Security Ownership of Certain Beneficial Owners and Management……….......................................................................................................	12
Item 5. Directors and Executive Officers, Promoters and Control Persons…………............................................................................................................	13
Item 6. Executive Compensation……………………………………………………...	13
Item 7. Certain Relationships and Related Transactions and Director Independence..................................................................................................................	14
Item 8. Description of Securities……………………………………………………...	14
Part II
Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters…………………………………………………..............	16
Item 2. Legal Proceedings……………………………………………………………...	16
Item 3. Changes in and Disagreements with Accountants……………………………..........................................................................	16
Item 4. Recent Sales of Unregistered Securities………………………………………	16
Item 5. Indemnification of Directors and Officers…………………………………….	16
Part F/S
Part III
Item 1. Index to Exhibits………………………………………………………………	37
Item 2. Description of Exhibits………………………………………………………..	37

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business

The Company

Action Fashions, Ltd. is in the business of retail sports apparel sales. Our executive offices are located at, P.O. Box 235472, Encinitas, California, 92024. Our telephone number is (858) 229-8116. Our retail location is located at 2026 Lowe Street, Fort Collins, CO 80525.

We were originally incorporated under the laws of the State of Colorado on June 22, 1990, as U.S.A. Connection, Inc. Since inception, we did not have business operations and we lost our charter with the Colorado Secretary of State on April 1, 2004. We began business operations on June 1, 2005 and our charter was reinstated on September 19, 2005. On October 28, 2005, we filed Articles of Amendment with the Colorado Secretary of State changing our name to Action Fashions, Ltd. Our fiscal year end is March 31st.

The Business

We are an apparel company specializing in the retail sales of exercise, gymnastics, and dance apparel including clothing, outfits, shoes and related accessories. Our sole retail outlet is presently within the facilities of G.K. Gymnastics, Inc., a dance and gymnastics school/studio located in Fort Collins, Colorado. By embedding our retail facility internally at the school/studio we have been able to market to a captive audience of dance and gymnastics students with minimal outside competition. Our goal is to expand our retail outlet from the current location to multiple dance and gymnastics schools throughout the country beginning with the State of Colorado. Our auditors have expressed concern about our ability to continue as a going concern.

General Market

The gymnastics and dance markets continue to grow each year in the United States. According to the website (www.usa-gymnastics.org) of USA Gymnastics, the sole national governing body for the sport of artistic and rhythmic gymnastics in the United States, USA Gymnastics currently maintains a grass roots membership base of approximately 3,000,000 recreational gymnasts, 85,000 competitive gymnasts, 15,000 professional members and 4,000 gymnastic clubs in throughout the United States. General public interest for gymnastics has continued to maintain record highs over the last few years and Gymnastics continues to be the most popularly viewed Olympic sport. Over 40 million households tuned into USA gymnastics telecasts on NBC Sports during the 2000 Olympic season. (Source: www.usa-gymnastics.org). Dance studios and schools as well continue to maintain a significant presence. The US Census Bureau’s 2002 Economic Census reported approximately 6,504 dance schools in the United States.

Merchandise/Product

We focus on dance and gymnastics clothing and accessories. These items are distinguished from normal women’s apparel in that dance and gymnastics apparel must be comfortable and provide freedom of movement. Dancers and gymnasts need clothes made from fabrics that breathe, are quick drying and transport moisture away from the skin, to keep them dry and comfortable during intense workouts and performances.

We currently maintain distribution, franchise, consignment or similar supply relationships with the following manufacturers of dance and gymnastics apparel. These relationships allow us to buy products at wholesale, team discount and franchise prices.

▪
Capezio (Ballet Makers, Inc.) - Ballet Makers Incorporated is one of the leading manufactures of clothing for the performer in dance, theater and recreation. For over 100 years, they have been committed to providing exceptional service to customers with innovative, quality products and services, while continuously advancing market research and technologies (Source: www.Capeziodance.com).

▪
Elite Sportswear GK - Elite Sportswear GK is a well recognized manufacturer of gymnastics apparel around the world. Elite Sportswear is recognized around the globe for superior quality, styling, and fit, and friendly, knowledgeable customer service. With the release of ten catalogs a year and Custom Design Services, Elite Sportswear offers more Workout and Team apparel choices than anyone else. Since 2000, Elite Sportswear in affiliation with Addidas America has been manufacturing the United States National, World, and Olympic Team Apparel (Source: www.gk-elitesportswear.com).

▪
Tighe Industries - Tighe designs, manufactures, and markets garments designed for dance recitals, gymnastics schools, cheerleaders, and drill teams. Tighe Industries, located in York, Pennsylvania, is a company with a global focus. With sales representatives in Japan, the United Kingdom, Ireland, Iceland and Germany, Tighe has become a world leader in producing dance costumes and gymnastics apparel. Olympic teams from around the world continue to compete in garments designed and produced by Tighe associates. Specialized lines like Curtain Call Spirit have made tremendous inroads into the world of professional sports, outfitting cheerleading squads for teams like the NBA’s Dallas Mavericks and Cleveland Cavaliers and the NFL’s Philadelphia Eagles and Buffalo Bills. Tighe Industries has also provided the costumes for the extravagant Orange and Sugar Bowl halftime shows (Source: www.tighe.com).

▪
Gibson, Inc. - For over 30 years Gibson has provided Gymnastics, Fitness, Dance and Stretch Apparel to individuals and public and private institutions concerned about quality when purchasing athletic equipment and supplies. Gibson is one of the largest manufacturers of innovative dance and stretch clothing in the United States and a leading provider of AAI American competitive gymnastics equipment. Gibson markets products to Schools, Universities, private gym clubs, dance studios, Parks and Recreation departments, YMCAs and individuals. Gibson manufactures and sources equipment from around the world and throughout the U. S. in order to provide customers with the best equipment and supplies available (Source: ).

▪
Foxy’s Fitness Fashions - Foxy's Fitness Fashions is a manufacturer and retailer of gymnastic apparel which has been in the business for almost two decades. The company specializes in design, specialty fabrics, quality and fit. The company’s leotards are made in the USA and are sized true to actual clothing sizes which makes for a better fit. The company offers six different sizes for children and five different sizes for adults. Foxy’s Fitness Fashions offers a consignment program to us and other retailers (Source: ).

We purchase our entire inventory from the above suppliers and manufacturers. We do not own or operate any manufacturing facilities. We believe that we have established sufficient relationships with these suppliers and manufactures to meet our ongoing inventory needs. We do not have long-term contracts with the suppliers and manufactures and we transact business principally on account on an order-by-order basis.

Business Strategy

Our retail location is presently located within the 30,000 square foot building of the G.K. Gymnastics, Inc. dance and gymnastics school/studio in Fort Collins, Colorado. The G.K. Gymnastics, Inc. facility has over 700 students, not including their families. These students and their families serve as our customer base.

Our retail location is situated near the main entrance of the G. K. Gymnastics, Inc. facility and has its own separate entrance. By embedding the retail facility internally at the school/studio we are able to market to a captive audience of dance and gymnastics students with minimal outside competition. We have found that the relationship between our retail store and the school/studio has both increased store sales and satisfied a consumer need for the studio/school and its members. In addition, our relationship with the school/studio gives us an advantage over our competitors because most sales outlets for dance and gymnastics apparel exist in larger sporting goods stores, department stores and a limited number of specialty athletic clothing stores. By focusing our sales inside the school/studio we can target our market when the customer enters and exits the school/facility and we believe we will be able to compete more efficiently with larger retail competitors. By placing our store front locations in areas of high target customer traffic with highly visible product placement and creative store displays, we hope to attract an increased customer sales base. Our staff are typically experienced dance and gymnastics instructors that are usually familiar with the customer and understand the customer’s needs.

Currently, we do not market outside our embedded facility. We conduct limited marketing and advertising, relying more on our individual store displays, embedded location and word-of-mouth to attract customers. Our product lines are supported by visual merchandising, which consists of window displays, table layouts and various promotions. This type of marketing is an important component of our marketing and promotion strategies since our embedded location provides significant target customer foot traffic.

In addition to our existing location in Fort Collins, Colorado, within the next 12 months, we plan to expand our business into 2 to 4 new locations in existing gymnastics and dance schools and studios in the state of Colorado. We estimate the cost for each location to be approximately $25,000 - $40,000 depending on the location, and plan on raising the funds by a private placement of our securities.

While some studios may already maintain in-store retail sales departments, these “stores” are usually poorly run, unorganized and not properly inventoried. Our standard, prepackaged and uniform exercise, gymnastics, and dance apparel retail outlets offer the school/studio owners a profit center without the headache and hassle of merchandizing, inventorying and returning products. By offering existing gyms a prepackaged business model, complete with existing clothing and accessory supply arrangements, we believe that we will be able to provide the gymnastics and dance studios the needed supply connections to existing clothing and accessory manufacturers.

Our goal is to offer a pre-packaged program that will allow the studios and schools to offer their captive customers dance and gymnastics apparel from a small retail store within their existing facility without the cost and burden of establishing the retail store, seeking vendors and/or purchasing large amounts of inventory.

Competitive Business Conditions

The retail gymnastics and dance apparel industry is competitive and highly fragmented with no standout industry leaders. This type of apparel is usually sold though sporting goods stores, department stores and a limited number of specialty athletic clothing stores. We believe our target customers choose to purchase apparel based on the following factors: style and fashion, fit and comfort, customer service, shopping convenience and environment and value and we believe that we have advantages over our competitors in meeting these needs. Specifically, by locating our store within dance and gymnastics studios, we are able to make the sale immediately before or after the customer participates in the activity in which the apparel is used.

We experience the normal seasonal pattern of the retail apparel industry with our peak sales occurring during the Christmas, back-to-school and spring periods. In addition, we also experience additional sales and interest increases in cyclical periods surrounding the Summer Olympics. To keep merchandise fresh and fashionable, slow-moving merchandise is marked down throughout the year.

Distribution Methods of the Products

We currently market our products to a limited captive market based on our current location. Products are sold on site with little distribution and shipping costs. We project revenue increase from future expansion by adding additional retail outlets in various target market areas throughout the country. There is no assurance of the revenue increase from future expansion or that expansion will occur at all.

Our sole officer/director holds 98% of the outstanding shares and exercises control of the company.

Our sole officer/director, Phillip E. Koehnke, holds 98% of the outstanding shares and exercises control of the company. In addition, Mr. Koehnke is our sole employee. Accordingly, our other shareholders will have little or no control of the company.

Dependence on One or a Few Major Customers

We are highly dependent on our customer base derived from the location of our facility. By its nature, our competitive advantage of our internal store location places us at the mercy of the studios/schools where our facility is or will be located. In the event the studio/school ceases operations or loses its facility, we may lose a key retailer and major customer supplier.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;

We do not have any designs which are copyrighted, trademarked or patented.

Effect of existing or probable governmental regulations on the business

The effects of existing or probable government regulations are minimal.

Research and Development

We do not foresee any immediate future research and development costs.

Costs and effects of compliance with environmental laws

The expense of complying with environmental regulations is of minimal consequence.

Number of total employees and number of full time employees.

We have two part-time staff workers. We do not have any fully time employees and do not expect to hire any new employees within the next 12 months.

Item 1a. Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this registration statement before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks.

We have a limited operating history and may not succeed.

We have a limited operating history and may not succeed. Our plans and businesses are “proposed” and “intended” but we may not be able to successfully implement them. Our primary business purpose is the expansion of our retail sports apparel sales business. We expect that unanticipated expenses, problems, and technical difficulties will occur and that they will result in material delays in the operation of our business. We may not obtain sufficient capital or achieve a significant level of operations and, even if we do, we may not be able to conduct such operations on a profitable basis.

Our sole officer/director holds 98% of the outstanding shares and exercises control of the company.

Our sole officer/director, Phillip E. Koehnke, holds 98% of the outstanding shares and exercises control of the company. In addition, Mr. Koehnke is our sole employee. Accordingly, our other shareholders will have little or no control of the company.

We may have insufficient funds to implement our expansion strategy.

Our expansion strategy will require additional capital for, among other purposes, opening new and relocated stores, renovating existing stores and entering new markets, including researching existing and new real estate and consumer markets, lease costs, inventory, property and equipment, integration of new stores and markets into company-wide systems and programs and other costs associated with new store, renovated and relocated store and market entry expenses and growth. If cash generated internally is insufficient to fund capital requirements, or if funds are not available, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our expansion, renovation and relocation strategies by reducing or delaying capital expenditures relating to new stores, renovated and relocated stores and new market entry, selling assets or restructuring or refinancing our indebtedness. As a result, there can be no assurance that we will be able to fund our current plans for the opening of new stores, the expansion, renovation and relocation of existing stores or entry into new markets.

Customer tastes and fashion trends are volatile and may prove difficult to respond to.

Our success depends in part on our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings far in advance. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventory, which may have a material adverse effect on our business, financial condition and results of operations.

Existing and increased competition in the specialty retail apparel business may reduce our net revenues, profits and market share.

The specialty retail apparel business is highly competitive. Our retail segment competes against a wide variety of small, independent specialty stores as well as department stores, national specialty chains and catalog and Internet-based retailers. In addition, some of our suppliers offer products directly to consumers. Many of our competitors are considerably larger and have substantially greater financial, marketing and other resources than we have. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

A downturn in the economy may affect consumer purchases of discretionary items and could harm our operating results.

In general, our sales represent discretionary spending by our customers. Discretionary spending on our products is affected by many factors, including, among others:

▪	general business conditions;
▪	interest rates;
▪	inflation;
▪	consumer debt levels;
▪	the availability of consumer credit;
▪	the number of new and second home purchases;
▪	taxation;
▪	energy prices;
▪	unemployment trends; and
▪	other matters that influence consumer confidence and spending.

Purchases of discretionary items, including the products we sell, could decline during periods when disposable income is lower or during periods of actual or perceived unfavorable economic conditions. If this occurs, our operating results could suffer.
If we are unable to maintain the profitability of our existing store and profitably open and operate new stores, we may not be able to adequately implement our growth strategy, which may adversely affect our overall operating results.

Our planned growth depends, in part, on our ability to maintain the profitability of our existing store and to open new stores. There can be no assurance, however, that we will be able to identify and obtain favorable store sites, arrange favorable leases for stores, obtain governmental and other third-party consents, permits and licenses needed to expand or operate stores, construct or refurbish stores, open stores in a timely manner, or hire, train and integrate qualified sales associates in those stores. If we are unable to profitably open and operate stores and maintain the profitability of our existing stores, we may not be able to adequately implement our growth strategy, which may adversely affect our overall operating results.

Requirements associated with being a public company will require significant company resources and management attention.

Prior to this offering, we had not been subject to the reporting requirements of the Securities Exchange Act of 1934, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.

In addition, compliance with reporting and other requirements applicable to public companies such as Sarbanes Oxley will create additional costs for us, will require the time and attention of management and will require the hiring of additional personnel and outside consultants. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact on our management's attention to these matters will have on our business.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our planned growth together with our added obligations of being a public company may strain our business infrastructure, which could adversely affect our operations and financial condition.

As we grow, we will face the risk that our existing resources and systems may be inadequate to support our growth. We may also face new challenges, including an increase in information to be processed by our management information systems and diversion of management attention and resources away from existing operations and towards the opening of new and relocated stores and new markets. Our current growth strategy will require us to increase our management and other resources over the next few years. In particular, heightened new standards with respect to internal accounting and other controls, as well as other resource-intensive requirements of being a public company, may further strain our business infrastructure. If we are unable to manage our planned growth and maintain effective controls, systems and procedures, we would be unable to efficiently operate and manage our business and may experience errors or information lapses affecting our public reporting, either of which could adversely effect our operations and financial condition.

We depend on a number of suppliers and any failure by any of them to supply us with products may impair our inventory and adversely affect our ability to meet customer demands, which could result in a decrease in net sales.

We typically do not maintain long-term purchase contracts with suppliers, but instead operate principally on a purchase order basis. Our current suppliers may not continue to sell products to us on current terms or at all, and we may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to us. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Our business could also be adversely affected if there were delays in product shipments to us due to freight difficulties, financial difficulties with our major suppliers, delays due to the difficulties of our suppliers involving strikes or other difficulties at their principal transport providers or otherwise. We are also dependent on suppliers for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our suppliers and our failure to replace them may harm our relationship with our customers and our ability to attract new customers, resulting in a decrease in net sales.

Costs of legal matters and regulation could exceed estimates and adversely affect our business.

We may become parties to a number of legal and administrative proceedings involving matters pending in various courts or agencies. These include proceedings associated with facilities currently or previously owned, operated or leased by us and include claims for personal injuries and property damages. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to legal matters and other contingencies.

Any projections used in this registration statement may not be accurate and our actual performance may not match or approximate the projections.

Any and all projections and estimates contained in this registration statement or otherwise prepared by us are based on information and assumptions which management believes to be accurate; however, they are mere projections and no assurance can be given that actual performance will match or approximate the projections.

Our estimates may prove to be inaccurate and future net cash flows are uncertain. Any significant variance from these assumptions could greatly effect our estimates.

Our estimates of both future sales and the timing of development expenditures are uncertain and may prove to be inaccurate. We also make certain assumptions regarding net cash flows and operating costs that may prove incorrect when judged against our actual experience. Any significant variance from these assumptions could greatly affect our estimates of future net cash flows and our ability to borrow under our credit facility.

We require substantial capital requirements to finance our operations. Our inability to obtain financing will adversely impact our business.

Although we believe we have sufficient capital to fund current operations, we will require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

▪	cash provided by operating activities;
▪	available cash and cash investments; and
▪	capital raised through debt and equity offerings.

Although we believe the funds provided by these sources will be sufficient to meet our anticipated cash requirements, the uncertainties and risks associated with future performance and revenues will ultimately determine our liquidity and our ability to meet anticipated capital requirements. If declining prices cause our anticipated revenues to decrease, we may be limited in our ability to replace our inventory. As a result, our production and revenues would decrease over time and may not be sufficient to satisfy our projected capital expenditures. We may not be able to obtain additional financing in such a circumstance.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Before this offering there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. Further, the market price of our common stock may decline below the price you paid for your shares.

Among the factors that could affect our stock price are:

▪	industry trends and the business success of our vendors;
▪	actual or anticipated fluctuations in our quarterly financial and operating results, including our comparable store sales;
▪	our failure to meet the expectations of the investment community and changes in investment community recommendations or estimates of our future operating results;
▪	strategic moves by our competitors, such as product announcements or acquisitions;
▪	regulatory developments;
▪	litigation;
▪	general market conditions;
▪	other domestic and international macroeconomic factors unrelated to our performance; and
▪	additions or departures of key personnel.

The stock market has from time to time experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These kinds of broad market fluctuations may adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

Issuing preferred stock with rights senior to those of our common stock could adversely affect holders of common stock.

Our charter documents give our board of directors the authority to issue series of preferred stock without a vote or action by our stockholders. The board also has the authority to determine the terms of preferred stock, including price, preferences and voting rights. The rights granted to holders of preferred stock may adversely affect the rights of holders of our common stock. For example, a series of preferred stock may be granted the right to receive a liquidation preference - a pre-set distribution in the event of a liquidation - that would reduce the amount available for distribution to holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. As a result, common stockholders could be prevented from participating in transactions that would offer an optimal price for their shares.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends.

Item 2. Management’s Discussion and Analysis.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included in this registration statement. This registration statement contains “forward-looking statements.” The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this registration statement.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. For these statements, we claim the protection of the “bespeaks caution” doctrine. All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles. The company has elected a March 31, year-end.

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

Revenue is recognized at the time of sale.

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Results of Operations

For the nine months ended December 31, 2006, we had a net loss from operations of $(85,891) compared to $(66,521) for the period from June 1, 2005 through December 31, 2005. This increased loss is a result of the increase compensation we paid for the nine months ended December 31, 2006. For the nine months ended December 31, 2006, we reduced the outstanding balance on the note payable to an affiliate to $3,785 from $10,977 as at March 31, 2006.

We expect to increase sales over the next 18 months due primarily to the upcoming summer Olympics in 2008 in Beijing. Historically, national interest in the summer Olympics has significantly increased enrolment in gymnastics schools throughout the United States. We anticipate that our sales will increase through the end of 2007 and though 2008 with the increased advertising of the summer Olympics and the anticipated increased enrolment in the gymnastic school facility in which our business is located.

Liquidity and Capital Resources

At December 31, 2006, we had cash of $132 compared to $1,412 at December 31, 2005. As at March 1, 2007, we have $2,103 cash on hand.

Future Goals

In the next 12 months, our goal is to expand into 2-4 locations in dance and gymnastics studios and schools in Colorado. In the event that expansion is successful, we plan on adding additional locations in Colorado followed by the western United States.

      Following becoming a reporting company which we hope to achieve within the next 60 days, we plan on making a private placement of our securities to raise the funds for our initial expansion plans. The private placement should close within the next six (6) months and we have contacted a securities firm to assist us with the private placement. Assuming the private placement is successful, we plan on expanding into the Loveland, Colorado location during the second half of our fiscal year and opening in another 2-4 locations thereafter. The opening of additional locations is dependant upon sufficient financing and the identification of suitable gymnastic/dance school facilities. We anticipate that each new location will require approximately $25,000 - $40,000 to open depending upon the location.

Off-balance Sheet Arrangements

We maintain no significant off-balance sheet arrangements

Foreign Currency Transactions

None.

Item 3. Description of Property.

Real Property

At present, we do not own any property. Our retail operation is located in a leased facility. We have local access to all commercial freight systems. The current retail facility is approximately 300 square feet. This facility contains both the administrative/sales offices and retail floor sections. The current lease runs until May 31, 2010. The retail facility is located at 2026 Lowe St, Fort Collins, CO 80525. We lease this facility on a monthly basis for $200 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the 545,900 issued and outstanding shares of our common stock as of January 15, 2007, by the following persons:

1)	each person who is known to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock;
2)	each of our directors and executive officers; and
3)	All of our Directors and Officers as a group

Name And Address	Number Of Shares Beneficially Owned	Percentage Owned
Phillip E. Koehnke (1)	540,100	98%

Total	540,100	98%

                        (1) The address is PO Box 235472, Encinitas, California 92024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares and the percentage beneficially owned by each individual listed above include shares that are subject to options held by that individual that are immediately exercisable or exercisable within 60 days from the date of this registration statement and the number of shares and the percentage beneficially owned by all officers and directors as a group includes shares subject to options held by all officers and directors as a group that are immediately exercisable or exercisable within 60 days from the date of this registration statement.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth, as of the date of this registration statement, the name, age and position of our sole director/executive officer.

NAME	AGE	POSITION

Phillip E. Koehnke	44	President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director

The background of our sole director/executive officer is as follows:

Phillip E. Koehnke

Mr. Koehnke is an attorney with over 14 years of experience. His practice has focused on business law and corporate finance. Mr. Koehnke attended Colorado State University on a wrestling scholarship where he graduated with honors with a Bachelors of Science. He then obtained his J.D. from the University of Washington School of Law in 1992. From 1997 through 2001, Mr. Koehnke served as corporate counsel for Tradeway Securities Group, Inc. based in Carlsbad, California. From 2001 to 2003, Mr. Koehnke acted as corporate counsel for Finance 500, Inc. based in Irvine, California. From 2003 to the present, Mr. Koehnke operates a sole practitioner law practice providing legal services to small to midsize private companies and NASD broker dealers. Mr. Koehnke also represents several public companies assisting them with their financing, SEC reporting and general corporate matters. Mr. Koehnke is licensed to practice law in the states of California and Colorado.

Item 6. Executive Compensation.

The following table sets forth the cash compensation paid to our Chief Executive Officer, which is our sole executive officer, for services rendered, and to be rendered:

Summary Compensation Table

						Non-Equity	Nonqualified	All
Name and						Incentive	Deferred	Other
Principal				Stock	Option	Plan	Compensation	Compen
Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	-sation	Total

Phillip E. Koehnke	2006	120,000(1)	0	0	0	0	0	(2)	$475,000(3)
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director	2005	120,000(1)	0	0	0	0	0	0	0

(1) Under the terms of the Mr. Koehnke’s employment agreement, Mr. Koehnke is entitled to receive an annual base salary of $120,000. To date, Mr. Koehnke has not received any cash compensation under the terms of his employment agreement with the Company.

(2) Mr. Koehnke’s employment agreement was secured by a zero interest convertible promissory note in the amount of $480,000. Under the terms of the note, the note became fully due and payable as of 2005. In March 2006, Mr. Koehnke converted $5,000 of the note into shares of our common stock. The remaining $475,000 of the promissory note is due and payable as of the date of this registration statement.

(3) Represented by a zero interest convertible promissory note in the amount of $475,000 payable to Mr. Koehnke. To date, Mr. Koehnke has not received any cash compensation under the terms of the note.

Employment Agreement

On December 6, 2003, we entered into a 48 month employment agreement, at a compensation rate of $10,000 per month, with Phillip E. Koehnke to act as our Director, President, Chief Executive Officer, Chief Financial Officer and Secretary. The agreement terminates on December 6, 2007 with an optional 12 month extension. Payment under the terms of the employment agreement was secured by a convertible promissory note

Compensation of Director

We currently do not compensate our director. In the future, we may compensate our current director or any additional directors for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business. From time to time we may request certain members of the board of directors to perform services on our behalf. In such cases, we will compensate the directors for their services at rates no more favorable than could be obtained from unaffiliated parties.

Compensation Committee

We have not formed an independent compensation committee

Item 7. Certain Relationships and Related Transactions and Director Independence.

We have not entered into any material transactions with related parties in the past two years.

Item 8. Description of Securities.

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Colorado law.

The authorized capital stock of Action Fashions consists of 510,000,000 shares of stock consisting of (i) 500,000,000 shares of common stock, no par value per share (the “Common Stock”) of which 545,900 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, no par value per share (the “Preferred Stock”) of which no shares have been issued. Stockholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Action Fashions common stock.

On December 6, 2003, we entered into a 48 month zero interest convertible promissory note with Phillip E. Koehnke, our sole director/officer as security for Mr. Koehnke’s employment agreement with us. Beginning on December 1, 2003 and ending on November 1, 2007, we are required to make monthly principal payments in the amount of $10,000 per month. At the option of the note holder, the monthly principal payments may be paid in cash or restricted shares of our common stock at a price per share equal to the Conversion Price equal to (i) $0.01 per share or, if our common stock is trading in the public market, (ii) the current “Market Price,” which shall be equal to fifty percent (50%) of the average of the three lowest closing bid prices of our common stock as reported by the principal market for the thirty trading days preceding the date of conversion. In the event of default, the entire outstanding principal of the note is convertible into restricted shares of our common stock at a price per share equal to the Conversion Price. During March 2006, we issued Mr. Koehnke, 500,000 shares of its restricted common stock in exchange for payment of $5,000 of the convertible note, which reduced the balance owed on the note to $475,000.

Common Stock

The Board of Directors is authorized to issue 500,000,000 shares of common stock, of which 545,900 shares have been issued and are outstanding. Each share of our common stock is entitled to share pro rata in dividends and distributions with respect to our common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of our securities. Upon dissolution, liquidation or winding up of Action Fashions, the assets will be divided pro rata on a share-for-share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock, if any. All shares of common stock outstanding are fully paid and non-assessable.

Dividend Policy

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors. We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects and such other factors as our Board of Directors may deem relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time. We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of preferred stock, the holders of the shares possess all voting power. The holders of shares of common stock of Action Fashions do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Action Fashions directors.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion or exchange rights.

 Preferred Stock

The Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock. No preferred stock is issued and outstanding at this time. The preferred stock may be issued in one or more series and the Board of Directors may fix the rights, preferences and designations thereof. No shares of preferred stock are currently outstanding and we have no present plans to issue any shares of preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

There is no public market for our common stock, and no assurance can be given that a market will develop or that any stockholder will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. In addition, an active public market for our common stock may not develop or be sustained. For additional information, see “Risk Factors” above.

As of the date of this registration statement, there are approximately 37 holders of record of our common stock.

We have never declared or paid cash dividends on our common stock.  We anticipate that in the future we will retain any earnings for operation of our business.  Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

We currently have no Equity Compensation Plans.

Item 2. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.  Our operations are subject to federal, state and local laws and regulations. Currently, we are not involved, or the subject of, any pending or existing litigation.

Item 3. Changes in and Disagreements with Accountants.

None.

Item 4. Recent Sales of Unregistered Securities.

On September 16, 2005 we issued 500 shares of our common stock to Mike Keefe who was then acting as our Resident Agent in the State of Colorado. Those shares were issued to Mr. Keefe in connection with his services as compensation for services rendered to us. For that transaction, we relied on Section 4(2) of the Securities Act of1933, as amended (“the “Act”) because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

On March 28, 2006, we issued 500,000 shares of our common stock to Phillip E. Koehnke who is our President, Chief Executive Officer, Chief Financial Officer, Secretary, and Director. Those shares were issued to Mr. Koehnke upon conversion of principal of a convertible note held by Mr. Koehnke. For that transaction, we relied on Section 4(2) of the Securities Act of 1933, as amended because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933.

Item 5. Indemnification of Directors and Officers.

Colorado Statutes

The Colorado Corporations Code provides for indemnification of officers, directors and employees as follows:

7-109-102. Authority to indemnify directors

(1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(a) The person's conduct was in good faith; and

(b) The person reasonably believed:

(I) In the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and

(II) In all other cases, that such conduct was at least not opposed to the corporation's best interests; and

(c) In the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

(2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

(3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4) A corporation may not indemnify a director under this section:

(a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

(5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

7-109-102. Authority to indemnify directors

(1) Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(a) The person's conduct was in good faith; and

(b) The person reasonably believed:

(I) In the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and

(II) In all other cases, that such conduct was at least not opposed to the corporation's best interests; and

(c) In the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.

(2) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of paragraph (a) of subsection (1) of this section.

(3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4) A corporation may not indemnify a director under this section:

(a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that the director derived an improper personal benefit.

(5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

7-109-107. Indemnification of officers, employees, fiduciaries, and agents

(1) Unless otherwise provided in the articles of incorporation:

(a) An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(c) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Charter Provisions

Our Amended Articles of Incorporation provide for indemnification of our officers and directors as follows:

Article IX: Limitation of Liability

To the fullest extent permitted by Colorado law, as the same exists or may hereafter be amended, a director or officer of this corporation shall not be liable to the corporation or it’s stockholders for monetary damages as a result of any act or failure to act in his capacity as a director or officer; provided, however, that this article shall not eliminate or limit the liability of a director or officer if it is proven that his act or failure to act constituted a breach of his fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of the law.

Article X: Indemnification

This corporation is authorized to provide indemnification of any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceedings, including any appeal thereof, through bylaw provisions, or though agreements with such persons, or both, to the fullest extent permitted by Colorado law.

Bylaws

Our bylaws provide for the indemnification of our officers and directors as follows:

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
AND OTHER AGENTS

Section 1 ACTIONS OTHER THAN BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section2  ACTIONS BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3 SUCCESSFUL DEFENSE. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 4 REQUIRED APPROVAL. Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a) By the stockholders;

(b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

(c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 5 ADVANCE OF EXPENSES. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 6 OTHER RIGHTS. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:
Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Section 7 INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

Section 8 RELIANCE ON PROVISIONS. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 9 SEVERABILITY. If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

Section 10 RETROACTIVE EFFECT. To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors

Agreements

Pursuant to compensation agreements with selected officers and directors, we have agreed, to the maximum extent permitted by law, to defend, indemnify and hold harmless the officers and directors against any costs, losses, claims, suits, proceedings, damages or liabilities to which our officers and directors become subject to which arise out of or are based upon or relate to our officers and directors engagement by the company.

PART F/S

ACTION FASHIONS, LTD.

Page

Report of Independent Registered Public Accounting Firm..........................................................	F-2

Balance Sheets at December 31, 2006 (unaudited) and March 31, 2006......................................................	F-3

Statements of Operations for the nine months ended December 31, 2006 (unaudited), the period from June 1, 2005 through December 31, 2005 (unaudited) and for the period from June 1, 2005 through March 31, 2006..............................................
F-4

Statement of Changes in Shareholders' Deficit for the period from June 1, 2005 through March 31, 2006 and for the nine months ended December 31, 2006 (unaudited)..........................................................
F-5

Statements of Cash Flows for the nine months ended December 31, 2006 (unaudited), the period from June 1, 2005 through December 31, (unaudited) and the year ended March 31, 2006.....	F-6

Notes to Financial Statements...................................	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
Action Fashions, Ltd.:

We have audited the balance sheet of Action Fashions, Ltd. as of March 31, 2006, and the related statements of operations, changes in shareholders’ deficit and cash flows for the period from June 1, 2005 through March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Fashions, Ltd. as of March 31, 2006, and the results of its operations and its cash flows for the period from June 1, 2005 through March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a limited operating history and limited funds, which raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Honeck LLP
Englewood, Colorado
November 16, 2006

F-2

ACTION FASHIONS, LTD.
BALANCE SHEETS

	December 31, 2006	March 31, 2006
	(Unaudited)
ASSETS

Current assets:
Cash	$132	$1,412
Inventory	10,987	12,746
Prepaid compensation (Note 3)	110,000	200,000
Total current assets	121,119	214,158

TOTAL ASSETS	$121,119	$214,158

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$1,475	$1,431
Note Payable to officer (Note 3)	475,000	475,000
Total current assets	476,475	476,431

Long-term Liabilities:

Note Payable to affiliate (Note 3)	3,785	10,977

TOTAL LIABILITIES	480,260	487,408

STOCKHOLDERS' DEFICIT (Note 4)
Preferred stock, 10,000,000 shares authorized, no par value,
-0- and -0- shares issued and outstanding, respectively	—	—
Common stock, 500,000,000 shares authorized, no par value,
545,900 and 545,900 shares issued and outstanding, respectively	7,405	7,405
Retained deficit	(366,546)	(280,655)

TOTAL STOCKHOLDERS' DEFICIT	(359,141)	(273,250)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$121,119	$214,158

See notes to the financial statements

F-3

ACTION FASHION, LTD.
STATEMENTS OF OPERATIONS

	For the Nine	June 1, 2005	June 1, 2005
	Months Ended	Through	Through
	December 31, 2006	December 31, 2005	March 31, 2006
	(Unaudited)	(Unaudited)
Revenues:
Sales	$15,563	$11,546	$14,984
Total revenues	15,563	11,546	14,984

Expenses:
Cost of Goods Sold	11,297	7,920	11,853
General and administrative	157	147	1,386
Compensation expense (Note 3)	90,000	70,000	100,000
Total operating expenses	101,454	78,067	113,239

Loss from operations	(85,891)	(66,521)	(98,255)

Provision for Income Taxes (Note 5)	-	-	-

NET LOSS	$(85,891)	$(66,521)	$(98,255)

Basic loss per common share	$(0.16)	$(1.45)	$(1.89)
Diluted loss per common share	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares outstanding - Basic	545,900	45,900	51,990
Weighted average common shares outstanding - Diluted	48,045,900	47,545,900	47,551,990

See notes to the financial statements
F-4

ACTION FASHION LTD
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

				Total
	Common Stock		Retained	Stockholders'
	Shares	Amount	Deficit	Deficit

Balance at June 1, 2005	45,400	$2,400	$(182,400)	$(180,000)

Common shares issued to CEO as
payment for $5,000 in convertible debt	500,000	5,000	—	5,000

Common shares issued in exchange for services	500	5	—	5

Net loss for the period from June 1, 2005
through March 31, 2006	—	—	(98,255)	(98,255)

Balance at March 31, 2006	545,900	7,405	(280,655)	(273,250)

Net loss for the nine months ended
December 31, 2006 (unaudited)	—	—	(85,891)	(85,891)

Balance at December 31, 2006 (unaudited)	545,900	$7,405	$(366,546)	$(359,141)

See notes to the financial statements

F-5

ACTION FASHION, LTD.
STATEMENTS OF CASH FLOWS

	For the Nine	June 1, 2005	June 1, 2005
	Months Ended	Through	Through
	December 31, 2006	December 31, 2005	March 31, 2006
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(85,891)	$(66,521)	$(98,255)
Adjustments to reconcile net income to
net cash provided by operating activities:
Stock-based compensation	-	-	5
Changes in operating assets and liabilities:
Prepaid Expenses	90,000	70,000	100,000
Inventory	432	(511)	6,254
Bank overdraft	-	-	-
Accounts payable and accrued expenses	250	(2,954)	1,431

NET CASH PROVIDED BY OPERATING ACTIVITIES	4,791	14	9,435

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on notes payable	(6,071)		(8,023)

NET CASH USED IN FINANCING ACTIVITIES	(6,071)	-	(8,023)

NET CHANGE IN CASH	(1,280)	14	1,412

CASH BALANCES
Beginning of period	1,412	1,398	-
End of period	$132	$1,412	$1,412

CASH PAID DURING THE PERIOD FOR:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

NON-CASH ACTIVITIES
Debt converted to common stock	$-	$-	$5,000
Inventory acquired for debt	$-	$19,000	$19,000

See notes to the financial statements
F-6

Action Fashions, Ltd.
Notes to the Financial Statements

NOTE 1.  SUMMARY OF ACCOUNTING POLICIES

a. Organization

The Company was originally incorporated under the laws of the State of Colorado on June 22, 1990, as U.S.A. Connection, Inc. Since inception, the Company did not have business operations and it lost its charter with the Colorado Secretary of State on April 1, 2004. The Company began business operations on June 1, 2005 and its charter was reinstated on September 19, 2005. On October 28, 2005, the Company filed Articles of Amendment with the Colorado Secretary of State changing its name to Action Fashions, Ltd. The Company’s fiscal year end is March 31st. The Company’s executive offices are currently located at, P.O. Box 235472, Encinitas, California, 92024. The Telephone number is (858) 229-8116. The Company’s retail location is located at 2026 Lowe Street, Fort Collins, CO 80525.

b. Accounting Method

The Company’s policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles (“GAAP”). The company has elected a March 31, year-end.

c. Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

d. Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

e. Inventories

Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

f. Revenue Recognition

Revenue is recognized at the time of sale.

g. Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At March 31, 2006 and December 31, 2006, the Company had approximately 47,500,000 and 47,500,000 (unaudited), respectively, potentially dilutive common shares related to the convertible promissory note held by the CEO.

h. Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

i. Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment”. SFAS No. 123 (R) revises SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123 (R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123 (R) is effective as of the first interim or annual reporting period that begins after June 15, 2005 for non-small business issuers and after December 15, 2005 for small business issuers. Accordingly, the Company has adopted SFAS No. 123 (R) in its period ending December 31, 2005. The Company has determined that the provisions of SFAS No. 123 (R) did not have any significant impact on its financial statement presentation or disclosures.

In May 2005, the FASB issued SFAS No. 154 that establishes new standards on accounting for changes in accounting principals. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 completely replaces Accounting Principles Bulletin (APB) Opinion 20 and SFAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and the correction of errors. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005.

The adoption of these pronouncements has not made a material effect on the Company’s financial position or results of operation.

j. Interim Financial Statements

In the opinion of management, the December 31, 2006 unaudited, interim financial statements include all adjustments which are necessary in order to make the financial statements not misleading.

NOTE 2.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has a limited operating history and limited funds. These factors, among others, may indicate that the Company will be unable to continue as a going concern.

The Company is dependent upon outside financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s plans to raise necessary funds via a private placement of its common stock to satisfy the expense requirements of the Company. There is no assurance that the Company will be able to raise necessary funds, or that if it is successful in raising the necessary funds, that the Company will successfully operate its business plan.

The financial statements do not include any adjustments relating to the recoverability and classification of assets and/or liabilities that might be necessary should the Company be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to meet our obligations on a timely basis, and, ultimately to attain profitability.

NOTE 3.	RELATED PARTY TRANSACTIONS

Employment Agreement

On December 6, 2003, the Company entered into a 48 month employment agreement, at a compensation rate of $10,000 per month, with Phillip E. Koehnke to act as our Director, President, Chief Executive Officer, Chief Financial Officer and Secretary. Payment under the terms of the employment agreement was secured by a convertible promissory note. We have charged the compensation expense ratably over the term of the employment agreement (48 months).

On December 6, 2003, the Company entered into a 48 month zero interest convertible promissory note with Phillip E. Koehnke as security for Mr. Koehnke’s employment agreement with the Company. Beginning on December 1, 2003 and ending on November 1, 2007, the Company is required to make monthly principal payments in the amount of $10,000 per month. At the option of the note holder, the monthly principal payments may be paid in cash or restricted shares of the Company’s common stock at a price per share equal to the Conversion Price equal to (i) $0.01 per share or, if the Company has its common stock trading in the public market, (ii) the current “Market Price,” which shall be equal to fifty percent (50%) of the average of the three lowest closing bid prices of the Company’s common stock as reported by the principal market for the thirty trading days preceding the date of conversion. The note contains an acceleration clause that, in the event of default, the entire outstanding principal of the note becomes due and payable and may be converted into restricted shares of the Company’s common stock at a price per share equal to the Conversion Price.

We have classified the entire note payable balance of $475,000 to current liabilities due to the acceleration clause included in the note.  Due to the acceleration clause and recording of the entire note payable balance, the difference between the note payable balance and the amount of compensation expense incurred through the respective periods has been capitalized to prepaid compensation in the financial statements.

The Company issued the CEO 500,000 shares of its restricted common stock during March 2006 in exchange for payment of $5,000 of the convertible note, which reduced the balance owed on the note to $475,000 as of March 31, 2006 and December 31, 2006 (unaudited).

Asset Purchase Agreement

On June 1, 2005, the Company entered into an Asset Purchase Agreement with G.K. Gymnastics, Inc. a Colorado corporation. Pursuant to the terms of the agreement, the Company purchased all items of inventory, the name, and all accounting records of the Action Fashions business division for a purchase price of $19,000.

On June 1, 2005, the Company entered into a 5 year, zero interest, promissory note with G.K. Gymnastics, Inc. The principal amount of the note is $19,000 and was used as payment for the Asset Purchase Agreement with G.K. Gymnastics, Inc. The Company paid $8,023 toward the note during the year ended March 31, 2006, which reduced the balance owed on the note to $10,977 as of March 31, 2006. The Company paid $7,192 (unaudited) toward the note during the period ended December 31, 2006, which reduced the balance owed on the note to $3,785 (unaudited).

Office Lease

On June 1, 2005, we entered into a lease with G.K.’s Gym, Inc. for our retail space. The lease ends on May 31, 2010. Monthly rent is $200 per month commencing on June 1, 2007.

Future minimum lease payments required under the arrangement are as follows:

March 31,	Amount

2007……………………………..	$-

2008……………………………..	2,000

2009……………………………..	2,400

2010……………………………..	2,400

2011……………………………...	400

$7,200

Legal Services

Legal counsel to the Company is a firm controlled by an Officer and Director of the Company.

NOTE 4.	STOCKHOLDERS’ DEFICIT

The stockholders’ equity section of the Company contains the following classes of capital stock as of March 31, 2006 and December 31, 2006 (unaudited):

Preferred stock, no par value; 10,000,000 shares authorized, no shares issued and outstanding.

Common stock, no par value; 500,000,000 shares authorized: 545,900 shares issued and outstanding.

Common Stock

On September 16, 2005, the Company issues 500 shares of its restricted common stock to Mike Keefe as payment for services as a resident agent in the state of Colorado.

On March 28, 2006, the Company issued its CEO 500,000 shares of its restricted common stock under the terms of the convertible promissory note. The shares were converted at a price of $0.01 per share.

NOTE 5.	INCOME TAXES

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows:

June 1, 2005
Through
March 31, 2006

U.S. statutory federal rate, graduated……………...........................	20.88%
State income tax rate, net of federal………………..........................	6.99%
Net operating loss (NOL) for which
no tax benefit is currently available……………..............................	-27.87%
0.00%

At March 31, 2006, deferred tax assets consisted of a net tax asset of $27,389, due to operating loss carryforwards of $98,255, which was fully allowed for, in the valuation allowance of $27,389. The valuation allowance offsets the net deferred tax asset for which it is more likely than not that the deferred tax assets will not be realized. The change in the valuation allowance for the period from June 1, 2005 through March 31, 2006 totaled $27,389. The net operating loss carryforward expires through the year 2026.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

F-7

PART III

Item 1. Index to Exhibits and Item 2. Description of Exhibits

Exhibit #	Description

3.1	Articles of Incorporation filed with the Secretary of State of Colorado on June 22, 1990 (attached hereto).

3.2	Articles of Amendment to the Articles of Incorporation filed with the Secretary of State of Colorado on October 17, 2006 (attached hereto).

3.3	Amended and Restated Bylaws dated December 30, 2005 (attached hereto).

4.1	June 1, 2005, Promissory Note in the amount of $19,000 made by the Company to G.K.’s Gym, Inc. as payment for assets (attached hereto).

4.2
December 6, 2003, Convertible Promissory Note in the amount of $480,000 made by the Company to Phillip E. Koehnke as payment under the terms of Mr. Koehnke’s employment agreement with the Company (attached hereto).

10.1	Employment agreement dated December 6, 2003, between the Company and Phillip E. Koehnke (attached hereto).

10.2	June 1, 2005, Asset Purchase Agreement by and between the Company and G.K.’s Gymnastics, Inc (attached hereto).

23.1	Consent of Cordovano and Honeck LLP, dated January 16, 2007 (attached hereto).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTION FASHIONS, LTD.

Date: March 9, 2007     By: /s/ Phillip E. Koehnke
                    Phillip E. Koehnke
                    Chief Executive Officer